FIFTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

This Fifth Amendment to Amended and Restated Credit Agreement (the "Amendment") is made as of this 24th day of February, 2017, by and among HANDY & HARMAN GROUP LTD., a Delaware corporation (the "Borrower"), each of the GUARANTORS listed on the signature pages hereto (collectively, the "Guarantors" and each is individually referred to herein as a "Guarantor", and together with the Borrower, the "Loan Parties" and each is individually referred to herein as a "Loan Party") and PNC BANK, NATIONAL ASSOCIATION ("PNC"), in its capacity as administrative agent (PNC, in such capacity, the "Administrative Agent").

BACKGROUND

A.   On August 29, 2014, Borrower, Guarantors, Lenders and Administrative Agent entered into an Amended and Restated Credit Agreement to reflect certain financing arrangements between the parties thereto (as amended, modified, renewed, extended, replaced or substituted from time to time, the "Credit Agreement"). The Credit Agreement and all other documents executed in connection therewith are collectively referred to herein as the "Existing Financing Agreements." All capitalized terms used herein but not otherwise defined herein shall have the meaning given to them in the Credit Agreement.

B.   The Loan Parties have informed the Administrative Agent and the Lenders that on December 30, 2016, the WHX Pension Plan executed a de minimus spin-off comprised of approximately $7,700,000 of plan assets (approximately 3%) into a new plan, the WHX Pension Plan II.

C.   The Loan Parties have requested, and the Required Lenders have agreed by written consent provided to the Administrative Agent, to amend the definition of "WHX Plan" to permit the Borrower to fund the minimum annual pension requirements of the WHX Pension Plan II.

D.   The Loan Parties and the Administrative Agent, subject to the terms and conditions hereof, now wish to amend certain terms and provisions contained in the Credit Agreement.

NOW THEREFORE, with the foregoing background hereinafter deemed incorporated by reference herein and made part hereof, the parties hereto, intending to be legally bound, promise and agree as follows:

1.   Amendments to Credit Agreement. Upon the Effective Date, the Credit Agreement shall be amended as follows:

(a)   The following defined term set forth in Section 1.1 [Certain Definitions] of the Credit Agreement shall be amended and restated in its entirety as follows:

WHX Plan shall mean, collectively and individually as the context may require, the WHX Pension Plan and the WHX Pension Plan II, each a defined benefit plan that is covered by Title IV of ERISA.

2. <u>Representations and Warranties</u>. Each Loan Party hereby:

       (a)   reaffirms all representations and warranties made to Administrative Agent and Lenders under the Credit Agreement and all of the other Existing Financing Agreements and confirms that all are true and correct in all material respects as of the date hereof, in each case other than representations and warranties that relate to a specific date;

       (b)   reaffirms all of the covenants contained in the Credit Agreement and covenants to abide thereby until all Loans, Obligations and other liabilities of Loan Parties to Administrative Agent and Lenders, of whatever nature and whenever incurred, are satisfied and/or released by Administrative Agent and Lenders;

       (c)   represents and warrants that no Potential Default or Event of Default has occurred and is continuing under any of the Existing Financing Agreements;

       (d)   represents and warrants that since December 31, 2016 no event or development has occurred which has had or is reasonably likely to have a Material Adverse Change;

       (e)   represents and warrants that it has the authority and legal right to execute, deliver and carry out the terms of this Amendment and all related agreements, instruments, and documents to which such Loan Party is a party, that such actions were duly authorized by all necessary corporate or company action and that the officers executing this Amendment and any related agreements, instruments or documents on its behalf were similarly authorized and empowered, and that neither this Amendment nor any related agreements, instruments, or documents contravenes any provisions of its Articles of Incorporation or Certificate of Formation, as applicable and Bylaws or Operating Agreement, as applicable, or of any contract or agreement to which it is a party or by which any of its properties are bound; and

       (f)   represents and warrants that this Amendment and all assignments, instruments, documents, and agreements executed and delivered by such Loan Party in connection herewith and therewith, are valid, binding and enforceable against each Loan Party a party thereto in accordance with their respective terms.

3. <u>Security Interest</u>. As security for the payment and performance of the Secured Obligations (as defined in the Security Agreement), and satisfaction by the Loan Parties of all covenants and undertakings contained in the Credit Agreement, the Loan Documents and the Existing Financing Agreements, the Borrower and each of the Guarantors reconfirms the prior grant of the security interest in and first priority, perfected lien in favor of PNC Bank, National Association, in its capacity as Collateral Agent (as defined in the Security Agreement), for its benefit and the ratable benefit of each Secured Party (as defined in the Security Agreement), upon and to, all of its right, title and interest in and to the Collateral, whether now owned or hereafter acquired, created or arising and wherever located.

4. <u>Confirmation of Indebtedness</u>. Loan Parties confirm and acknowledge that as of the close of business on February 22, 2017, Borrower was indebted to Administrative Agent and Lenders under the Credit Agreement in the aggregate principal amount of $278,214,297.42, consisting of $271,518,253.42 on account of Revolving Credit Loans and $6,696,044 on account

of Letters of Credit, without any deduction, defense, setoff, claim or counterclaim, plus all fees, costs and expenses incurred to date in connection with the Credit Agreement and the other Loan Documents.

5.   <u>Acknowledgment of Guarantors.</u> Each Guarantor hereby covenants and agrees that the Continuing Agreement of Guaranty and Suretyship dated November 8, 2012, as amended, restated, reaffirmed, supplemented and otherwise modified from time to time, most recently by that certain Omnibus Reaffirmation and Ratification Agreement dated August 29, 2014 remains in full force and effect and shall continue to cover the existing and future Obligations of Borrowers and each other Loan Party to Administrative Agent and Lenders under the Credit Agreement and the other Loan Documents.

6.   <u>Conditions Precedent/Effectiveness Conditions</u>. This Amendment shall be effective upon (the "<u>Effective Date</u>") the satisfaction of each of the following conditions (all documents to be in form and substance reasonably satisfactory to Administrative Agent and Administrative Agent's counsel):

(a)   Administrative Agent shall have received this Amendment duly executed by all Loan Parties;

(b)   After giving effect to this Amendment, no Potential Default or Event of Default shall have occurred and be continuing; and

(c)   Execution and/or delivery of all other agreements, instruments and documents requested by Agent to effectuate and implement the terms hereof.

7.   <u>Payment of Expenses</u>. Loan Parties shall pay or reimburse Administrative Agent for its reasonable attorneys' fees and expenses in connection with the preparation, negotiation and execution of this Amendment and the documents provided for herein or related hereto.

8.   <u>Reaffirmation of Existing Financing Agreements</u>. Except as modified by the terms hereof, all of the terms and conditions of the Credit Agreement, as amended, and all other of the Existing Financing Agreements, are hereby reaffirmed and shall continue in full force and effect as therein written.

9.   <u>Release</u>. As further consideration for Administrative Agent's and Lenders' agreement to grant the accommodations set forth herein, each Loan Party hereby waives and releases and forever discharges Administrative Agent and Lenders and their respective officers, directors, attorneys, agents and employees from any liability, damage, claim, loss or expense of any kind that Loan Parties, or any of them, may have against Administrative Agent or Lender arising out of or relating to the Obligations, this Amendment or the Existing Financing Agreements, other than any liability, damage, claim, loss or expense as a result of the gross negligence or willful misconduct of the Administrative Agent or any Lender.

10.   <u>Miscellaneous.</u>

(a)   No rights are intended to be created hereunder for the benefit of any third party donee, creditor, or incidental beneficiary.

074658.01923/105153661v.4

(b)   The headings of any paragraph of this Amendment are for convenience only and shall not be used to interpret any provision hereof.

(c)   No modification hereof or any agreement referred to herein shall be binding or enforceable unless in writing and signed on behalf of the party against whom enforcement is sought.

(d)   The terms and conditions of this Amendment shall be governed by the laws of the State of New York.

(e)   This Amendment may be executed in any number of counterparts and by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery by facsimile or electronic transmission shall bind the parties hereto.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

074658.01923/105153661v.4

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their duly authorized officers as of the date first above written.

BORROWER: **HANDY & HARMAN GROUP LTD.**

By: _____

Name: Ted Yerdon

Title: Vice President and Treasurer

GUARANTORS: **BAIRNCO, LLC**
                                     460 WEST MAIN STREET HOLDING
                                     CORPORATION
                                     EAST 74TH STREET HOLDINGS INC.
                                     DANIEL RADIATOR CORPORATION
                                     HANDY & HARMAN
                                     HANDY & HARMAN AUTOMOTIVE
                                     GROUP, INC.
                                     HANDY & HARMAN ELECTRONIC MATERIALS
                                     CORPORATION
                                     HANDY & HARMAN HOLDING CORPORATION
                                     HANDY & HARMAN INTERNATIONAL, LTD.
                                     HANDY & HARMAN OF CANADA, LIMITED
                                     HANDY & HARMAN TUBE COMPANY, INC.
                                     HANDYTUBE CORPORATION
                                     INDIANA TUBE CORPORATION
                                     JPS COMPOSITE MATERIALS CORP.
                                     JPS INDUSTRIES HOLDINGS LLC
                                     KASCO, LLC
                                     KASCO MEXICO LLC
                                     LUCAS-MILHAUPT, INC.
                                     LUCAS-MILHAUPT WARWICK LLC
                                     250 LACKLAND HOLDING INC.
                                     OCMUS, INC.
                                     OMG, INC.
                                     OMNI TECHNOLOGIES CORPORATION OF
                                     DANVILLE
                                     PAL-RATH REALTY, INC.

By:
Name: Ted Yerdon
Title: Authorized Signatory

SL INDUSTRIES, INC.
SL DELAWARE, INC.
SL DELAWARE HOLDINGS, INC.
SL MONTEVIDEO TECHNOLOGY, INC.
SL SURFACE TECHNOLOGIES, INC.
CEDAR CORPORATION
MTE CORPORATION
MEX HOLDINGS LLC
SL POWER ELECTRONICS CORPORATION
SLGC HOLDINGS, INC.
SLMTI DS LLC



By: _____

Name: Ted Yerdon

Title: Treasurer

ATLANTIC SERVICE COMPANY, LIMITED



By: _____

Name: Ted Yerdon

Title: Assistant Treasurer

20 GRANT STREET NOMINEE TRUST
THE 7 ORNE STREET NOMINEE TRUST
THE 28 GRANT STREET NOMINEE TRUST



By: _____

Name: Ted Yerdon

Title: Authorized Signatory

[SIGNATURE PAGE TO FIFTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT]

PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent, for itself and on behalf of the Lenders

By:

Name: Bryan Flory

Title: Vice President